UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Intelsat S.A.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

L5140P 101

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L5140P 101	SCHEDULE 13G	Page 2 of 13

1	NAME OF REPORTING PERSON SLP III Investment Holding S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,102,657
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,102,657

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,102,657
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. L5140P 101	SCHEDULE 13G	Page 3 of 13

1	NAME OF REPORTING PERSON Silver Lake Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,102,657
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,102,657

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,102,657
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. L5140P 101	SCHEDULE 13G	Page 4 of 13

1	NAME OF REPORTING PERSON Silver Lake Technology Investors III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,102,657
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,102,657

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,102,657
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. L5140P 101	SCHEDULE 13G	Page 5 of 13

1	NAME OF REPORTING PERSON Silver Lake Technology Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,102,657
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,102,657

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,102,657
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. L5140P 101	SCHEDULE 13G	Page 6 of 13

1	NAME OF REPORTING PERSON SLTA III (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,102,657
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,102,657

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,102,657
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. L5140P 101	SCHEDULE 13G	Page 7 of 13

1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 277,780
	6	SHARED VOTING POWER 12,102,657
	7	SOLE DISPOSITIVE POWER 277,780
	8	SHARED DISPOSITIVE POWER 12,102,657

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,380,437
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. L5140P 101	SCHEDULE 13G	Page 8 of 13

Item 1(a). Name of Issuer:

Intelsat S.A. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

Item 2(a). Name of Person(s) Filing:

The persons filing this Schedule 13G are:

SLP III Investment Holding S.à r.l.,

Silver Lake Partners III, L.P.,

Silver Lake Technology Investors III, L.P.,

Silver Lake Technology Associates III, L.P.,

SLTA III (GP), L.L.C. and

Silver Lake Group, L.L.C. (each, a “Reporting Person” and, together, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

For purposes of this Schedule 13G, the address of the principal business office of the Reporting Persons is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

Item 2(c). Citizenship:

See row 4 of the cover pages to this Schedule 13G.

Item 2(d). Title of Class of Securities:

This Schedule 13G relates to the Issuer’s common shares, nominal value $0.01 per share.

Item 2(e). CUSIP Number:

L5140P 101

CUSIP No. L5140P 101	SCHEDULE 13G	Page 9 of 13

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

All ownership percentages assume that there are 138,018,015 common shares outstanding, based on the Issuer’s Prospectus pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on November 30, 2018.

The common shares beneficially owned by each of the Reporting Persons include 12,102,657 common shares held of record by SLP III Investment Holding S.à r.l. The common shares beneficially owned by Silver Lake Group, L.L.C. also include 277,780 common shares it holds directly.

The common shares held of record by SLP III Investment Holding S.à r.l. are beneficially owned by its shareholders Silver Lake Partners III, L.P. (“SLP”) and Silver Lake Technology Investors III, L.P. (“SLTI”). Silver Lake Technology Associates III, L.P. (“SLTA”) serves as the general partner of each of SLP and SLTI and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLTA III (GP), L.L.C. (“SLTA GP”) serves as the general partner of SLTA and may be deemed to beneficially own the shares directly owned by SLP and SLTI. Silver Lake Group, L.L.C. (“SLG”) serves as the managing member of SLTA GP and may be deemed to beneficially own the shares directly owned by SLP and SLTI.

As a result of the Shareholders Agreement described in Item 8 below, each of the Reporting Persons may be deemed to share certain dispositive power over certain common shares of the Issuer owned by the other Shareholders (as defined below).

(a)	Amount beneficially owned:

See row 9 of the cover sheet of each Reporting Person.

(b)	Percent of class:

See row 11 of the cover sheet of each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover sheet of each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover sheet of each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. L5140P 101	SCHEDULE 13G	Page 10 of 13

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The information set forth in Items 2 and 4 to this Schedule 13G is incorporated herein by reference.

On April 23, 2013, in connection with the initial public offering of the Issuer, Serafina S.A. (the “BC Shareholder”), certain shareholders affiliated with Silver Lake Group, L.L.C. (the “Silver Lake Shareholder”), David McGlade and certain of his affiliated trusts and entities (the “McGlade Shareholder,” and, together with the Silver Lake Shareholder and the BC Shareholder, the “Shareholders”) and the Issuer entered into a governance agreement (as amended from time to time, the “Prior Governance Agreement”). In December 2018, this Prior Governance Agreement and other shareholders agreements were terminated, a new Governance Agreement was entered into between the Issuer and the BC Shareholder (as amended from time to time, the “Governance Agreement”) and a new shareholders agreement was entered into among the Issuer and the Shareholders (as amended from time to time, the “Shareholders Agreement”). Under the Governance Agreement, the BC Shareholder currently has the right to nominate two directors for election to the Issuer’s board of directors. Under the Shareholders Agreement, the BC Shareholder has drag-along rights with respect to the Silver Lake Shareholder and the McGlade Shareholder under certain circumstances and each of the Silver Lake Shareholder and the McGlade Shareholder has certain tag-along rights on transfers by the BC Shareholder.

Given the terms of the Shareholder Agreement, the Reporting Persons, collectively with the BC Shareholder and certain related parties (collectively, the “Serafina Parties”) and the McGlade Shareholder, may be deemed to constitute a “group” that, as of the date hereof, collectively owns approximately 73,692,685 common shares, or approximately 52.6%, of the Issuer’s outstanding common shares for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), assuming the conversion of all outstanding vested equity awards held by Mr. McGlade that are vested or that will vest within the next 60 days. Each Reporting Person disclaims beneficial ownership of the common shares of the Issuer other than the shares directly held by such Reporting Person. Pursuant to Rule 13d-1(k)(2) under the Act, the Serafina Parties and Mr. McGlade are each filing separate Schedule 13Gs with respect to the common shares of the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. L5140P 101	SCHEDULE 13G	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

SLP III INVESTMENT HOLDING S.A R.L.

By:	/s/Stefan Lambert
	Name:	Stefan Lambert
	Title:	Manager

By:	/s/Wolfgang Zettel
	Name:	Wolfgang Zettel
	Title:	Manager

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

CUSIP No. L5140P 101	SCHEDULE 13G	Page 12 of 13

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA III (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SILVER LAKE GROUP, L.L.C.

By:	/s/Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

CUSIP No. L5140P 101	SCHEDULE 13G	Page 13 of 13

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 of Intelsat S.A.’s Schedule 13G filed by the Reporting Persons, File No. 005-87961, filed on February 14, 2014).